UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number: 001-35617

Sandstorm Gold Ltd.

(Translation of registrant’s name into English)

Suite 1400 - 400 Burrard Street

Vancouver, British Columbia

V6C 3A6 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

This Report on Form 6-K/A to the Report on Form 6-K furnished to the Commission on April 29, 2016 is being filed solely to incorporate by reference Exhibit 99.2 as an exhibit to the registration statement on Form F-10 (File No. 333-206476) of Sandstorm Gold Ltd. under the Securities Act of 1993, as amended.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANDSTORM GOLD LTD.

Date: June 27, 2016	/s/ Erfan Kazemi
Name: Erfan Kazemi Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit 99.2 is hereby incorporated by reference as an exhibit to the registration statement on Form F-10 (File No. 333-206476) of Sandstorm Gold Ltd. under the Securities Act of 1993, as amended.

Exhibit	Description of Exhibit

99.1	Notice of Annual General Meeting of Shareholders dated April 20, 2016*

99.2	Sandstorm Gold Ltd. Management Information Circular dated April 20, 2016*

99.3	Form of Proxy*

99.4	Voting Instruction Form*

99.5	Financial Statements Request Form*

99.6	Notice and Access Notification to Shareholders*

*	Previously filed on April 29, 2016